EXHIBIT 99.2

TRIZEC CANADA INC.

CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2005 and 2004

AUDITORS’ REPORT
To the Shareholders of Trizec Canada Inc.
We have audited the consolidated balance sheets of Trizec Canada Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
February 10, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31
(US$ millions)	Note	2005	2004
			(restated Note 3)
Assets
Current assets
Cash and cash equivalents		$73.5	56.0
Restricted cash		7.9	7.9
Other assets	2	17.9	19.6

		99.3	83.5
Investment in Trizec Properties, Inc.	3	797.7	760.1
Investments and other assets	4	401.4	435.0
Future income taxes	10	112.5	103.8

		$1,410.9	1,382.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5	$24.1	31.3

Exchangeable debentures	6
Carrying amount		844.4	733.9
Deferred amount		46.5	157.0

		890.9	890.9

		915.0	922.2
Shareholders’ Equity	8	495.9	460.2

		$1,410.9	1,382.4

See accompanying notes to the consolidated financial statements.
On behalf of the Board:

/s/ Howard L. Beck Director	/s/ Robert B. Wickham Director

TRIZEC CANADA INC.	1	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(US$ millions, except per share amounts)	Note	2005	2004
			(restated Note 3)
Share of earnings of Trizec Properties	3	$22.3	20.4

Expenses and other income
General and administrative expense		(11.4)	(7.6)
Exchangeable debentures interest expense, net		(12.4)	(12.4)
Interest and other income		6.1	8.4
Dilution gains	3	6.7	—
Foreign exchange gains, net	8	4.2	20.3
Gain on sale of properties	9	—	4.6
Interest expense		—	(0.5)

Income before taxes and discontinued operations		15.5	33.2

Income and other corporate taxes	10	9.8	29.6

Income from continuing operations		25.3	62.8

Share of income from discontinued operations of Trizec Properties	3	61.0	28.0

Net income		$86.3	90.8

Income per share	11

Basic and diluted
Continuing operations		$0.42	1.05

Discontinued operations		$1.02	0.47

Net income		$1.44	1.52

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	2	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the years ended December 31
(US$ millions)	Note	2005	2004
			(restated Note 3)
Retained Earnings (Deficit), beginning of year, as previously reported		$37.8	(5.4)
Accounting Change	3	(1.6)	(1.3)

Retained Earnings (Deficit) beginning of year, as restated		36.2	(6.7)

Net income		86.3	90.8
Dividends		(48.0)	(47.9)

Retained Earnings, end of year		$74.5	36.2

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA INC.	3	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(US$ millions)	2005	2004
		(restated Note 3)
Cash flow from (applied to)

Operating Activities
Net income	$86.3	90.8
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)	(30.9)	4.4
Dilution gains	(6.7)	—
Foreign exchange gains	(4.2)	(20.3)
Gain on sale of properties	—	(4.6)
Future income taxes	(4.9)	0.2
Amortization of deferred financing costs	0.6	1.1
Net change in working capital	(1.9)	9.7

Total operating cash flows	38.3	81.3

Financing Activities
Dividends paid	(48.0)	(47.9)

Total financing cash flows	(48.0)	(47.9)

Investing Activities
Purchase of marketable securities	(6.9)	(112.8)
Maturities of marketable securities	28.4	3.7
Decrease in other investments	5.7	17.9
Change in restricted cash	—	9.9

Total investing cash flows	27.2	(81.3)

Increase (decrease) in cash and cash equivalents	17.5	(47.9)

Cash and cash equivalents, beginning of the year	56.0	103.9

Cash and cash equivalents, end of the year	$73.5	56.0

See accompanying notes to the consolidated financial statements.
Supplementary cash flow information

 The net change in working capital includes the net change in receivables, prepaid expenses, and other assets, accounts payable and accrued liabilities:

Cash flow from (applied to)
Other receivables	$0.6	37.3
Prepaid expenses and other assets	—	1.2
Other accrued liabilities	3.8	3.1
Taxes payable	(6.3)	(31.9)

Net change in working capital	$(1.9)	9.7

Cash paid during the year for
Exchangeable debenture interest	$(18.4)	(18.4)
Taxes	$(1.0)	(2.1)

TRIZEC CANADA INC.	4	FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004
(tabular amounts in US$ millions, except per share amounts)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
1. PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES
Trizec Canada was incorporated on January 29, 2002 and did not conduct operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Significant Accounting Policies
a. Variable interest entities
The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest entities (“VIEs”). VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE. Where consolidation is not considered appropriate, the Corporation accounts for its investment in the VIE in accordance with its policy for investments as outlined in (h) below. The Corporation has determined that Trizec Properties is a VIE and that the Corporation is not its primary beneficiary. As a result, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Note 3).
The Corporation adopted AcG-15 effective December 31, 2004 with retroactive application. The impact of adoption was an increase in net income for the year ended December 31, 2004 of $1.5 million.

TRIZEC CANADA INC.	5	FINANCIAL STATEMENTS

b. Principles of consolidation
The consolidated financial statements include the accounts of the Corporation, all subsidiaries of the Corporation, all variable interest entities where the Corporation is the primary beneficiary and the accounts of all incorporated and unincorporated joint ventures and partnerships to the extent of the Corporation’s proportionate interest in their respective assets, liabilities, revenues, expenses and cash flows. All material intercompany transactions have been eliminated.
c. Revenue recognition
Income from the sale of properties is recorded when the collection of the proceeds of sale is reasonably assured and all other significant conditions and obligations are met.
d. Reporting currency and foreign currency translation
The consolidated financial statements have been presented in U.S. dollars because it is the currency of the primary economic environment in which the Corporation and Trizec Properties conduct their operations.
Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the weighted average rate for the period. Until the first quarter of 2004, the Corporation’s foreign currency operations in Canada and Europe were considered to be self-sustaining. Cumulative gains or losses arising from the translation of the assets and liabilities of these operations prior to the first quarter of 2004 are recorded as a separate component of shareholders’ equity until there is a reduction in the net investment in these foreign operations, at which time an appropriate amount is included in the determination of net income.
During the first quarter of 2004, the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations were no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.
In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars. References to “US$” and “$” are to United States dollars and references to “C$” are to Canadian dollars.
e. Discontinued operations
In accordance with the recommendations of CICA Handbook Section 3475, “Disposal of long-lived assets and discontinued operations” (“CICA 3475”), properties meeting specific criteria are classified as held for disposition and their operations recorded in discontinued operations. As a result, the Corporation’s share of earnings of Trizec Properties has been allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.
f. Cash and cash equivalents
Cash and cash equivalents consist of currency on hand, demand deposits with financial institutions and short-term highly-liquid investments with an original maturity of 90 days or less.

TRIZEC CANADA INC.	6	FINANCIAL STATEMENTS

g. Restricted cash
Restricted cash represents amounts held by subsidiaries of the Corporation to satisfy certain obligations.
h. Investments
The Corporation accounts for investments over which it exercises significant influence by the equity method. This method adjusts the original cost of the investment for the Corporation’s share of net income or losses and changes in shareholders’ equity, less dividends received. Dilution gains and losses are recognized to the extent the Corporation’s ownership interest is reduced.
Investments in which the Corporation does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividends or cash received.
Marketable securities are considered portfolio investments by the Corporation and are accounted for by the cost method.
The carrying values of investments are written down to their estimated realizable value only when there has been a loss in value that is considered to be other than a temporary decline.
i. Exchangeable debentures
The carrying amount of the Corporation’s exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick Gold Corporation (“Barrick”) shares that would be exchanged to extinguish the debenture liability.
As it is contemplated that delivery of the underlying Barrick shares will be made in satisfaction of the liability, hedge accounting is used whereby the difference between the carrying amount and the original issue amount of the debentures is recorded as a deferred amount until such time as there is a disposal of the underlying Barrick shares.
j. Income taxes
The Corporation follows the liability method of accounting for future income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.
Provisions are made for future tax liabilities relating to unremitted earnings of certain of the Corporation’s foreign subsidiaries where it is anticipated that such earnings will be distributed in the future. The liability is calculated based on the tax rates at which the underlying temporary differences are expected to reverse in the future.
k. Financial instruments
The Corporation may use foreign currency forward contracts to manage currency risk. The Corporation accounts for foreign currency forward contracts as hedges and, as a result, the carrying values of the hedged

TRIZEC CANADA INC.	7	FINANCIAL STATEMENTS

financial instruments are translated into US$ using the exchange rate at which the associated forward contract will be settled.
The carrying amounts of cash and short-term investments, other assets, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity.
Deferred financing costs, which are included in other assets, are amortized to interest expense over the term of the obligation.
l. Hedge accounting
In accordance with CICA Handbook Accounting Guideline Number 13, “Hedging Relationships” in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.
m. Stock-based compensation arrangements
The Corporation follows the provisions of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments” (“CICA 3870”). The Corporation has applied the fair value recognition provisions of CICA 3870 to all employee stock-based compensation granted by Trizec Canada after December 31, 2002. For employee stock-based compensation grants accounted for under CICA 3870, compensation cost is measured as the fair value of the stock-based compensation at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Corporation accounts for stock-based compensation using the intrinsic value method and, accordingly, compensation cost is measured as the excess, if any, of the quoted market price of the Corporation’s common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period.
The Corporation’s stock option plan is a share-based compensation arrangement and is described in Note 12.
n. Use of estimates
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.
o. Comparative figures
Certain comparative figures have been reclassified to conform to the current year’s presentation.

TRIZEC CANADA INC.	8	FINANCIAL STATEMENTS

2. OTHER ASSETS

	2005	2004

Dividends receivable from Trizec Properties	$12.7	13.8
Other receivables, net	4.7	5.3
Prepaid expenses and other assets	0.5	0.5

	$17.9	19.6

3. INVESTMENT IN TRIZEC PROPERTIES, INC.
Accounting Change
In December 2005, the CICA issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. The Corporation has adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract resulted in a decrease in the Corporation’s investment in Trizec Properties of $1.6 million at December 31, 2004, and a decrease in opening retained earnings (deficit) and net income of $1.3 million and $0.3 million, respectively for the year ended December 31, 2004. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the year ended December 31, 2004.
The adoption of this abstract had the effect of decreasing net income for the year ended December 31, 2005 by $0.2 million.

TRIZEC CANADA INC.	9	FINANCIAL STATEMENTS

	2005	2004

Investment in Trizec Properties, Inc.
Beginning of year	$760.1	765.8
Share of earnings of Trizec Properties	83.3	48.4
Dilution gains	6.7	—
Dividends from Trizec Properties	(52.4)	(52.8)
Recognition of historical foreign currency translation adjustment	—	(1.3)

End of year	$797.7	760.1

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

Balance Sheets
December 31,	2005	2004

Properties	$4,472.8	4,205.7
Cash and short-term investments	36.5	194.3
Restricted cash	105.0	116.9
Other assets	454.5	372.2

	$5,068.8	4,889.1

Long-term debt	$2,624.0	2,639.4
Other liabilities	362.6	319.9
Shareholders’ equity	2,082.2	1,929.8

	$5,068.8	4,889.1

Results of Operations
For the years ended December 31	2005	2004

Rental income	$440.6	412.1
Income from continuing operations	59.1	42.0
Discontinued operations	157.0	71.2
Net income	216.1	113.2

In addition to the above accounting change, the consolidated statement of income for the year ended December 31, 2004 reflects an adjustment to discontinued operations for properties designated as held for sale during 2005.
Trizec Canada’s investment in Trizec Properties is comprised of the following:

December 31,	2005		2004
	number held	% of outstanding	Number held	% of outstanding

Shares of common stock	59,922,379	38%	59,922,379	39%
Shares of Class F convertible stock	100,000	100%	100,000	100%
Special voting stock	100	100%	100	100%
Warrants to purchase common stock	905,042	69%	905,042	38%

TRIZEC CANADA INC.	10	FINANCIAL STATEMENTS

Common Stock
Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the year ended December 31, 2005, Trizec Properties declared dividends totalling US$0.80 per common share (2004 – US$0.80). Trizec Canada’s share totalled approximately $48.0 million (2004 — $48.0 million). The 2005 and 2004 fourth quarter dividends of $12.0 million were paid in January 2006 and January 2005, respectively.
During the year ended December 31, 2005, the Corporation recorded dilution gains in the amount of $6.7 million as a result of issuance of common stock by Trizec Properties.
Class F Convertible Stock
The Class F convertible stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2005, Trizec Properties declared dividends totalling $5 thousand to Trizec Canada (2004 — $5 thousand).
Special Voting Stock
The 100 shares of special voting stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to its ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the special voting stock is non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.
During the year ended December 31, 2005, Trizec Properties declared dividends totalling approximately $4.4 million to Trizec Canada (2004 — $4.8 million).
Warrants
The Corporation holds 905,042 (2004 – 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at December 31, 2005, the warrants have a weighted average number of years remaining before expiration of 1.8 years.
Related party transactions
In connection with the Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the year ended December 31, 2005, the Corporation charged $0.5 million (2004 — $1.4 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.4 million (2004 — $0.4 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the Arrangement.

TRIZEC CANADA INC.	11	FINANCIAL STATEMENTS

On October 9, 2003, the Corporation invested approximately $4.0 million in Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.
4.	INVESTMENTS AND OTHER ASSETS

	2005	2004

Marketable securities (market value at December 31, 2005 – approximately $83.5 million; December 31, 2004 – approximately $106.3 million)	$83.4	106.1
Notes receivable and mortgages	21.8	32.1
Deferred financing costs	10.0	10.6
Investment in Barrick – at cost	286.2	286.2

	$401.4	435.0

Marketable securities include $32.8 million (C$38.2 million) denominated in Canadian dollars.
At December 31, 2005, notes receivable and mortgages include vendor take back notes resulting from the Corporation’s sale of its 50% ownership interest in the development assets of the TriGranit joint venture, in 2003. The notes, aggregating approximately $21.8 million (December 31, 2004 — $27.1 million), are denominated in Euros (€18.4 million at December 31, 2005 and €20.0 million at December 31, 2004). The Corporation has an additional vendor take back note, in the amount of $4.7 million (December 31, 2004 — $5.4 million), which is denominated in Euros (€4.0 million at December 31, 2005 and 2004). Payment under this note is dependent on the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which all of the development properties have been disposed of. This note is recorded net of a provision that reduces its current carrying value to $nil (2004 — $nil). During the year ended December 31, 2005, the Corporation recorded interest income from the notes receivable in the amount of approximately $0.6 million (2004 — $0.6 million).
Investment in Barrick
At December 31, 2005, the Corporation’s investment in Barrick, an international gold mining company, consisted of 30,299,558 common shares, all of which are pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures (Note 6). Dividends received from Barrick during 2005 of $6.7 million (2004 — $6.7 million) have been netted against the exchangeable debentures’ interest expense.
5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004

Accrued interest expense	$6.6	6.6
Other accrued liabilities	16.7	17.6
Taxes payable	0.8	7.1

	$24.1	31.3

TRIZEC CANADA INC.	12	FINANCIAL STATEMENTS

6.	EXCHANGEABLE DEBENTURES

	2005	2004

Carrying amount:
$409 million, due 2024	$597.2	519.0
$275 million, due 2021	247.2	214.9

	844.4	733.9
Deferred amount	46.5	157.0

	$890.9	890.9

The exchangeable debentures described below are subject to exchange and redemption rights, but otherwise are required to be repaid in full at maturity. The Corporation’s obligation related to any exchange or redemption of the exchangeable debentures described below prior to or at maturity can be satisfied through delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption or exchange, or any combination thereof. The exchangeable debentures are direct unsubordinated obligations of the Corporation.
The carrying amount of the exchangeable debentures is based on the market price, on the consolidated balance sheet date, of the underlying Barrick shares that could be exchanged to extinguish the debenture liability, and approximates their fair market value.
a.	$409 million exchangeable debentures
In March 1999, TrizecHahn issued two series of exchangeable debentures aggregating $409 million due March 12, 2024. The net proceeds from the issue amounting to $404.8 million were used to redeem for cash previously issued $600 million exchangeable debentures, which were due 2018. Interest is payable semi-annually at a rate calculated by reference to the dividend rate on the underlying Barrick shares plus 1.35%. Each $1,000 principal amount of debentures is exchangeable by the holder for 52.4162 Barrick shares or, at the option of the Corporation, payment of the cash equivalent of the current market value of such Barrick shares with accrued interest payable in cash. Subject to certain exceptions, a holder exchanging these debentures prior to March 12, 2023 will be required to pay an early exchange premium of $13.50 per $1,000 principal amount.
The debentures are redeemable at any time by the Corporation prior to maturity at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation, the obligation related to redemption of each $1,000 principal amount may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of redemption, or any combination thereof. Subject to certain exceptions, if the Corporation redeems the debentures prior to March 12, 2023, it will be required to pay a holder an early redemption premium of $13.50 per $1,000 principal amount.
As of December 31, 2005, the Corporation has placed with a trustee 21,428,580 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.
b.	$275 million exchangeable debentures
In January 1996, TrizecHahn issued $275 million of 3% Debentures due January 29, 2021. The net proceeds from the issue amounted to $264 million. Interest is payable semi-annually. Each $1,000 principal amount of 3% Debentures is exchangeable at the option of the holder for 32.2581 common shares of Barrick, without payment of accrued interest. The 3% Debentures are redeemable at the option of the Corporation on or after

TRIZEC CANADA INC.	13	FINANCIAL STATEMENTS

January 29, 2006 at a price equal to the principal amount plus accrued but unpaid interest in cash. At the option of the Corporation its obligation to honour the holder’s exchange right and also its obligation related to redemption of each $1,000 principal amount of 3% Debentures may be satisfied by delivery of the Barrick shares, the cash equivalent of the current market value of Barrick shares at the time of exchange or redemption as the case may be, or any combination thereof. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder has the option to exchange each $1,000 principal amount for 32.2581 Barrick common shares, plus accrued interest payable in cash. As of December 31, 2005, the Corporation has placed with a trustee 8,870,978 Barrick shares as collateral for its exchange obligation. This represents the maximum number of Barrick shares that are required to be pledged as collateral under this issue.
c.	Deferred amount
In December 1993, TrizecHahn issued $600 million of 3 1/4% Debentures due December 10, 2018 with interest payable semi-annually. Each $1,000 principal amount of 3 1/4% Debentures was exchangeable at the option of the holder for 32.4675 common shares of Barrick, without payment of accrued interest. The 3 1/4% Debentures were redeemable at the option of the Corporation on or after December 10, 1998, at a price equal to the principal amount plus accrued interest. Upon notice of redemption by the Corporation or within 30 days prior to maturity, the holder had the option to exchange each $1,000 principal amount for between 32.4675 and 35.7143 Barrick common shares (depending on the current market value of Barrick shares at such time), plus accrued interest payable in cash.
In March 1999, the Corporation redeemed for cash the $600 million 3 1/4% Debentures at a price of $654.86 for every $1,000 principal amount, plus accrued interest for a total redemption price of $392.9 million. The deferred gain on redemption, which amounted to $207 million, is recorded as a deferred amount until such time as there is a realization on the disposition of the Barrick shares.
In addition, the deferred amount includes deferred gains and losses related to the $275 million and $409 million exchangeable debentures, which are outstanding at December 31, 2005. The carrying value of the deferred amount is adjusted at each balance sheet date to reflect offsetting adjustments to the carrying amount of the exchangeable debentures.
7.	LINE OF CREDIT
Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and no amounts were drawn and outstanding at December 31, 2005 or 2004. The Corporation’s ability to draw on this credit facility is subject to the approval of the lender.
8.	SHAREHOLDERS’ EQUITY

	2005	2004

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	74.5	36.2

	$495.9	460.2

TRIZEC CANADA INC.	14	FINANCIAL STATEMENTS

\

a. Share capital

At December 31, 2005 and 2004, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b.	Right of redemption
Holders of the subordinate voting shares and the multiple voting shares have a right to require the Corporation to redeem all or part of the shares held by such holder upon payment of the retraction price for each such share. The retraction price until August 15, 2007 will be equal to the least of: (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the TSX for the 10-day trading period following the retraction pricing date; (ii) the price at which the last board lot of the Corporation’s subordinate voting shares traded on the TSX on the retraction pricing date; and (iii) the per share after-tax net asset value of the Corporation as set out in the next net asset value notice published following the applicable retraction pricing date. The retraction price subsequent to August 15, 2007 will be the per share after-tax net asset value of the Corporation.
c.	Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
At December 31	Subordinate	Multiple	Total	Amount

2005, 2004 and 2003	52.4	7.5	59.9	$376.5

d.	Foreign exchange gains, net
The following amounts have been recorded in the consolidated statements of income:

For the years ended December 31	2005	2004

Foreign exchange translation gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$1.6	12.2
Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	2.6	8.1

	$4.2	20.3

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the year.
During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital.

TRIZEC CANADA INC.	15	FINANCIAL STATEMENTS

As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $8.1 million.
9.	GAIN ON SALE OF PROPERTIES
During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.
10.	INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

For the years ended December 31	2005	2004

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$3.3	30.2
- other	1.6	—
Future
- operations and sales	4.9	(0.2)
Capital and other tax	—	(0.4)

	$9.8	29.6

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income for the year ended December 31, 2004.
During the fourth quarter of 2005, as a result of changes in foreign tax law, the Corporation determined that its estimate of a foreign withholding tax liability in the amount of $7.8 million should be reduced to $nil.
a.	The provision for taxes on income differs from the provision computed at statutory rates as follows:

For the years ended December 31	2005	2004

Income tax provision computed at Canadian combined federal and provincial statutory rates	$(27.6)	(22.1)
Foreign operations taxed at lower rates	25.5	12.6
Non-taxable portion of capital gains and losses	—	1.4
Reduction of withholding tax liability	7.8	34.8
Capital and other taxes	—	(0.4)
Other	4.1	3.3

Total tax recovery	$9.8	29.6

TRIZEC CANADA INC.	16	FINANCIAL STATEMENTS

b.	Components of future income tax assets and (liabilities) of the Corporation at December 31 are as follows:

	2005	2004

Provision for losses and operating and capital losses	$242.6	209.4
Investments and other	(130.1)	(105.6)

	$112.5	103.8

11.	PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

For the years ended December 31	2005	2004

Numerator:
Income from continuing operations	$25.3	62.8
Discontinued operations	61.0	28.0
Net income	86.3	90.8

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—

Denominator for diluted per share amounts	59.9	59.9

Income per share
Basic and diluted
Continuing operations	$0.42	1.05
Discontinued operations	1.02	0.47
Net income	1.44	1.52

None of the 0.8 million share purchase options outstanding at December 31, 2005 and 2004, had a dilutive effect on the per share amounts presented.
12.	SHARE-BASED COMPENSATION ARRANGEMENTS
a.	Share purchase options
At December 31, 2005, the Corporation has a stock option plan in which options were granted to directors, officers and key employees to purchase subordinate voting shares of the Corporation at prices, in Canadian dollars, which were not below the market price of the shares at the time of the granting of the options. There are stock options outstanding, expiring at various dates to January 2009, with a weighted average number of years remaining at December 31, 2005 of 1.8 years.

TRIZEC CANADA INC.	17	FINANCIAL STATEMENTS

The following summarizes the outstanding Trizec Canada share purchase options at December 31, 2005:

millions of options

Outstanding and Exercisable at end of year consists of
Price range C$22.75 – C$24.29, weighted average price of C$23.74, weighted average remaining life of 2.0 years	0.4
Price range C$24.40 – C$28.62, weighted average price of C$25.01, weighted average remaining life of 1.5 years	0.4

Weighted average price of C$24.33	0.8

b.	Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation would be $0.3 million for the year ended December 31, 2005 (2004 – $0.3 million). This would result in a pro forma net income per share of $1.44 for the year ended December 31, 2005 (2004 – $1.51). This compares with net income per share, as reported, of $1.44 for the year ended December, 31, 2005 (2004 — $1.52). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
13.	CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at December 31, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
In addition, the Corporation had provided a certain indemnification, which expired at the end of December 2005, related to the sale during 2003 of its interest in the TriGranit joint venture. During the fourth quarter of 2005, the Corporation received notice that a claim has been made under this indemnification in the amount of approximately $2.0 million (€1.7 million). The controlling shareholder of the Corporation is considered related to the party making the claim under the indemnification as a result of his indirect shareholdings in the claimant. The Corporation is of the view that the claim is without merit and intends to vigorously defend its position and accordingly, no amounts have been accrued in these financial statements at December 31, 2005.
The Corporation has also provided a certain indemnification, which expires on July 16, 2006, related to the sale during 2003 of a certain TriStannifer Developments’ property. The maximum amount of this indemnification cannot be reasonably estimated at this time.

TRIZEC CANADA INC.	18	FINANCIAL STATEMENTS